FILE NO. 70-8875

                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

              CERTIFICATE OF CONSUMMATION WITH RESPECT TO
                AMENDMENTS TO REVOLVING CREDIT FACILITY

                          NORTHEAST UTILITIES
                THE CONNECTICUT LIGHT AND POWER COMPANY
                 WESTERN MASSACHUSETTS ELECTRIC COMPANY
                PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
                      HOLYOKE WATER POWER COMPANY
                   NORTH ATLANTIC ENERGY CORPORATION

  Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, as amended, Northeast Utilities ("NU"), The Connecticut Light and Power Company ("CL&P"), Western Massachusetts Electric Company ("WMECO"), Public Service Company of New Hampshire, Holyoke Water Power Company and North Atlantic Energy Corporation (collectively, the "Applicants") hereby report and certify as follows:

       On May 30, 1997, NU, CL&P and WMECO consummated the transactions contemplated by Post-Effective Amendment No. 2 to the Application/Declaration (as amended, the "Application") in File No. 70-8875, insofar as the Application related to amendments to the Revolving Credit Facility. The transactions were carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued on May 29, 1997 in this File. Insofar as the Application related to the short-term borrowing limits of North Atlantic Energy Corporation, the Applicants will file, in accordance with Rule 24 and the Commission's order, quarterly certificates of notification describing its borrowings through the Money Pool.

  June 5, 1997

                         NORTHEAST UTILITIES
                         THE CONNECTICUT LIGHT AND POWER COMPANY
                         WESTERN MASSACHUSETTS ELECTRIC COMPANY
                         PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
                         HOLYOKE WATER POWER COMPANY
                         NORTH ATLANTIC ENERGY CORPORATION



                         By           /s/ David R. McHale

                                       Name: David R. McHale
                                         Title: Assistant Treasurer